1. Name and Address of Reporting Person
   Ruttenberg, Eric M.
   c/o Tinicum Investors LP
   800 Third Avenue, 40th Floor
   New York, NY 10022
2. Issuer Name and Ticker or Trading Symbol
   SPS TECHNOLOGIES, INC. (ST)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   4/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       04/30/2002 A             647 <F1>    A      $0.0000                     D
Common Stock                       04/30/2002 M             1350        A      $0.5000    6440             D
Common Stock                                                                              1528138          I           Tinicum
Common Stock                                                                              200000           I           Putnam Crafts
Common Stock                                                                              264622           I           RIT

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Non Qualified  $0.5     04/30/2002 M               1350  06/01/1993 05/31/2002 Common  1350     $0.5000    0        D
Stock Options                                                                  Stock
Non Qualified  $0.5                                                 05/31/2003 Common                      1272     D
Stock Options                                                                  Stock
Non Qualified  $0.5                                                 05/31/2004 Common                      1416     D
Stock Options                                                                  Stock
Non Qualified  $0.5                                                 05/31/2005 Common                      1032     D
Stock Options                                                                  Stock
Non Qualified  $0.5                                                 06/02/2006 Common                      566      D
Stock Options                                                                  Stock
Non Qualified  $0.5                                                 06/01/2007 Common                      464      D
Stock Options                                                                  Stock
Non Qualified  $0.5                                                 05/31/2008 Common                      293      D
Stock Options                                                                  Stock
Non Qualified  $0.5                                                 05/31/2009 Common                      410      D
Stock Options                                                                  Stock
Non Qualified  $0.5                                                 05/31/2010 Common                      475      D
Stock Options                                                                  Stock
Non Qualified  $0.5                                                 05/31/2011 Common                      344      D
Stock Options                                                                  Stock

Explanation of Responses:

<F1>
These restricted shares were awarded as an incentive to the recipient and the number awarded was calculated using the fair market value of the Company's common stock on the award date. Restrictions on 20% of the shares awarded lapse one year after the award date, and restrictions on the remainder of the shares lapse in annual 20% increments thereafter.

SIGNATURE OF REPORTING PERSON
/s/ Eric M. Ruttenberg

DATE
05/10/2002